ALOAK CORP.
SUITE 700, 550-11TH AVENUE SW
CALGARY, ALBERTA, T2R 1M5
PHONE: 1-877-525-6252

05011258

September 2, 2005

FILE No.
82-4221

SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH. D.C. 209 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**

Please find enclosed 3 copies of our news release dated September 2, 2005.

Yours truly,

ALOAK INC.

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

BARBARA O'NEILL
SECRETARY

cc. AOK-USSC File

Enclosures

9/19

Aloak Corp.

Suite 700, 550-11th Avenue SW
Calgary, Alberta, T2R 1M5

FILE No.
82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

Aloak Cancels Acquisition of Interest in SinglesJunction.com Inc. and Private Placement

Calgary, AB September 2, 2005 - Aloak Corp. wishes to announce that the agreement entered into with SinglesJunction.com Inc. ("SJI") to acquire a 20% interest in SJI for a cash payment of $90,000 has been terminated as SJL was unable to complete their commitments under the Letter Agreement. Aloak has also cancelled its previously announced non-brokered private placement of 2,000,000 units.

Aloak is continuing to look for new business opportunities.

CONTACTS:

Website:	www.aloakcorp.ca
Corporate Information:	www.aloakcorp.ca/about
Email:	irelation@aloakcorp.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252
Email: clyde.beattie@aloakcorp.ca

Greg Smith, CA, CFO
Voice: 877-525-6252
Email: greg.smith@aloakcorp.ca

Aloak Corp.

Suite 700, 550-11th Avenue SW
Calgary, Alberta, T2R 1M5

FILE No.
82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

Aloak Cancels Acquisition of Interest in SinglesJunction.com Inc. and Private Placement

Calgary, AB September 2, 2005 - Aloak Corp. wishes to announce that the agreement entered into with SinglesJunction.com Inc. ("SJI") to acquire a 20% interest in SJI for a cash payment of $90,000 has been terminated as SJL was unable to complete their commitments under the Letter Agreement. Aloak has also cancelled its previously announced non-brokered private placement of 2,000,000 units.

Aloak is continuing to look for new business opportunities.

CONTACTS:

Website:	www.aloakcorp.ca
Corporate Information:	www.aloakcorp.ca/about
Email:	irelation@aloakcorp.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252
Email: clyde.beattie@aloakcorp.ca

Greg Smith, CA, CFO
Voice: 877-525-6252
Email: greg.smith@aloakcorp.ca

Aloak Corp.

Suite 700, 550-11th Avenue SW
Calgary, Alberta, T2R 1M5

FILE No.
82-4221

FOR IMMEDIATE RELEASE

ALOAK CORP. (TSXV – AOK)

Aloak Cancels Acquisition of Interest in SinglesJunction.com Inc. and Private Placement

Calgary, AB September 2, 2005 - Aloak Corp. wishes to announce that the agreement entered into with SinglesJunction.com Inc. ("SJI") to acquire a 20% interest in SJI for a cash payment of $90,000 has been terminated as SJL was unable to complete their commitments under the Letter Agreement. Aloak has also cancelled its previously announced non-brokered private placement of 2,000,000 units.

Aloak is continuing to look for new business opportunities.

CONTACTS:

Website:	www.aloakcorp.ca
Corporate Information:	www.aloakcorp.ca/about
Email:	irelation@aloakcorp.ca

Clyde Beattie, President & CEO
Voice: 877-525-6252
Email: clyde.beattie@aloakcorp.ca

Greg Smith, CA, CFO
Voice: 877-525-6252
Email: greg.smith@aloakcorp.ca